UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16b n

of the Securities Exchange Act of 1934

Date of Report: May 2026

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(UNDER JUDICIAL MANAGEMENT)

(Exact Name of registrant as specified in its charter)

6 Shenton Way, #33-00

OUE Downtown

Singapore 068809

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

License Agreement with TZE

On May 22, 2026 (the “Effective Date”), Maxeon Solar Pte. Ltd. (Under Judicial Management) (“MSPL”), a subsidiary of Maxeon Solar Technologies, Ltd. (Under Judicial Management) (“Maxeon” or the “Company”), and Zhonghuan Hong Kong Holding Limited (“TZE HK”), a subsidiary of TCL Zhonghuan Renewable Energy Technology Co Ltd., the Company’s controlling shareholder, entered into a license agreement (the “License Agreement”) for a non-exclusive licensing of the intellectual property rights of MSPL (the “License”) for a license fee of US$8 million. The license fee was paid in full on the Effective Date.

Under the License Agreement, and subject to the terms of the License Agreement, MSPL granted, and agreed to procure that its affiliates grant, a non-exclusive license to TZE HK and its affiliates under (a) all patents, patent applications or utility models of any country of the world, owned by MSPL and its affiliates as of the Effective Date, to the extent such patents, patent applications or utility models are known to and identifiable by the MSPL and/or its affiliates as at the Effective Date (the “Licensed Patents”) and (b) any proprietary technical knowledge, trade secrets, know-how, datasets (whether raw or derivative thereof) and other confidential research and development owned by MSPL and its affiliates as of the Effective Date (the “Licensed Trade Secrets”), (together with the Licensed Patents, the “Licensed Technology”) to make, have made, use, import, export, offer to sell, sell (directly or indirectly) or otherwise transfer or dispose products which in the absence of the License would infringe one or more claims of the Licensed Patents (such products, the “Licensed Products”). Furthermore, under the License Agreement, the sale of a Licensed Product by TZE HK and its affiliates to a direct or indirect customer under the License conveys the right for such customer to use, sell (directly or indirectly), offer to sell, dispose of, export and/or import such Licensed Products as sold by TZE HK or its affiliates. TZE HK’s license to “have made” Licensed Products by third party contract manufacturers only applies to the extent such Licensed Products made by such third party or portions thereof assembled by such third party are purchased by the licensee and does not apply to such Licensed Products so made or portions so assembled that are directly or indirectly sold or transferred to such third party or its affiliates. In addition to the License, MSPL provided a release with respect to Licensed Products made, have made, used, sold, offered for sale, exported, imported, transferred or otherwise disposed of by TZE HK and/or its affiliates prior to the Effective Date.

The License was granted on an “as is where is” basis.

The initial term of the License is six (6) years from the Effective Date, automatically renewable for successive periods of six (6) years on the same terms unless TZE HK provides notice of non-renewal. Upon renewal, TZE HK has the right to initiate a good-faith negotiation to adjust the license fee based on factors such as the number of valid patents at the time of renewal, market conditions and industry rates. TZE HK also has the sole discretion to elect to renew the License Agreement for a shorter period, and if such election is made, the license fee will be adjusted on a pro-rata basis.

Subject to any rights of an insolvency officeholder of MSPL to terminate or disclaim onerous contracts at law, if MSPL undergoes a change of control or an insolvency event (as defined in the License Agreement), the licenses, releases and other rights granted to TZE HK under the License Agreement shall (a) remain in full force and effect as originally granted, (b) not be capable of being terminated, disclaimed, repudiated, or rescinded by MSPL, any insolvency officeholder of MSPL, or any third party by reason of such change of control or insolvency event, and (c) continue to bind any successor, transferee, purchaser, or insolvency officeholder of MSPL in respect of MSPL or the Licensed Technology.

MSPL has also granted to TZE HK (a) rights of first refusal, where TZE HK will be provided with at least 20 business days prior notice of a potential acquiror’s identity and all material terms of any offer for the sale, transfer, assignment or disposal (the “IP Sale”) of any or any part of the Licensed Technology (“the Relevant IP”) and where TZE HK may acquire the Relevant IP on the same terms, and (b) last look rights, where no IP Sale may be consummated without a written offer being made to TZE HK of the right to acquire the Relevant IP on the same terms at least 20 business days prior to the consummation of the IP Sale.

The foregoing description of the License Agreement is qualified in its entirety by reference to the complete text of the form of the License Agreement, which is attached hereto as Exhibit 99.1 to this report on Form 6-K and the terms of which are incorporated by reference herein.

Update from Judicial Managers

On May 29, 2026, the General Division of the High Court of the Republic of Singapore (the “Court”) issued orders for MSPL and the Company (together, the “Companies”) to be placed under judicial management. Mr. Tan Wei Cheong and Mr. Lim Loo Khoon of Deloitte Singapore SR&T Restructuring Services Pte. Ltd. have been appointed as the Companies’ joint and several judicial mangers (the “Judicial Managers”). For more information on the powers of the Judicial Managers, refer to the Form 6-K submitted by the Company to the Securities and Exchange Commission (the “SEC”) on April 10, 2026 which describes the powers and entitlements of judicial managers conferred by Singapore's Insolvency, Restructuring and Dissolution Act 2018 ("IRDA") (including the First Schedule of the IRDA) in the context of the prior interim judicial management but which apply to the judicial management of the Companies as well.

The Judicial Managers are working closely with the management of the Companies to take continued steps to stabilize the business and operations of the Companies and their subsidiaries. The Judicial Managers will release further announcements as and when there are material developments in relation to the Company.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on (i) Form F-3 (File No. 333-268309), (ii) Form S-8 (File No. 333-241709), (iii) Form S-8, as amended (File No. 333-277501), (iv) Form S-8 (File No. 333-283187), and (v) Form S-8 ( File No. 333-290336) each filed with the Securities and Exchange Commission (the “SEC”).

EXHIBITS

Exhibit Title

99.1*^ License Agreement by and between Maxeon Solar Pte. Ltd (Under Judicial Management) and Zhonghuan Hong Kong Holding Limited dated May 22, 2026

* Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). A copy of any omitted exhibit and/or schedule will be furnished to the SEC upon request.

^ Certain terms have been omitted pursuant to Regulation S-K Item 601(a)(6). A copy of such terms will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

May 29, 2026	By: /s/ Tan Wei Cheong

Tan Wei Cheong
Joint and Several Judicial Manager